UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Earnings Release

2Q23

August 24, 2023

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PAGS reports Second Quarter 2023 Results
Net Income | Non-GAAP of R$ 415 million, +3% y/y
Net Income | GAAP of R$ 385 million, +5% y/y (EPS: R$ 1.18)
    São Paulo, August 24, 2023 – PagSeguro Digital Ltd. (“PAGS”, “PagBank” or “we”) announced today its second quarter results for the period ended June 30, 2023. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information about certain of the metrics and indicators in this release, please consult the Glossary available at the end of this release.
2Q23 Highlights

Total Finance Volume (TFV)	Total Payment Volume (TPV)	Total Banking Volume (TBV)

R$ 220 Billion	R$ 92.7 Billion	R$ 128 Billion

Total Revenue and Income	Payments | Gross Profit	Financial Services | Gross Profit

R$ 3.83 Billion	R$ 1.33 Billion	R$ 111 Million

Net Income | Non-GAAP	Payments | Adj. EBITDA	Financial Services | Adj. EBITDA

R$ 415 Million	R$ 850 Million	(R$ 1 Million)

To our shareholders

We are happy to announce our earnings results for the second quarter and first semester of 2023 and continue to share the recent developments and milestones.
In June 2023, we reached 29.5 million clients amounting to R$424 billion in transactions occurring in the first six months of the year. These numbers are composed by R$244 billion in Total Banking Volume (formerly known as PagBank TPV) and R$181 billion in Total Payment Volume (formerly known as PagSeguro TPV). In reaching these figures, we surpassed R$2 trillion in transactions processed in PAGS’ history. It took 16 years to reach our first trillion in June 2022 and twelve months later, we achieved our second trillion.
In the first semester of 2023, we broke record figures for every financial KPI for a semester: revenue, gross profit, net income and cash earnings. Net income totaled R$807 million on a non-GAAP basis and R$755 million on a GAAP basis. This was driven by our TPV growth, disciplined capital allocation, material decrease in losses, optimizations in operating expenses and controlled financial expenses. All these achievements occurred despite the regulatory change establishing a cap on the interchange fee of prepaid and debit cards from April 1st onwards, decreasing our Total Revenue and Income by -2% in the second quarter of 2023. Our equity position currently is 56% comprised of retained earnings and our net cash balance exceeded R$10 billion.
In August 2023, S&P Global has attributed a brAAA rating to PagBank, the highest rating in the local scale. This milestone recognizes the consistency of our management principles, which consist of:
•Superior execution in balancing growth with profitability;
•Robust financials with high liquidity, sustainable results and low funding costs; and
•Solid and ethical corporate governance.
In Payments, MSMB TPV increased +10% y/y in the second quarter of 2023, twice as much as compared to industry growth. Our TPV (consolidated) increased +4% y/y, reflecting our strategy to prioritize key segments with higher margins. TPV per merchant increased +15% y/y, driven by our increasing share of wallet per merchant and our strategy to keep expanding our addressable market towards larger merchants. We also noticed upbeat trends in merchant’s gross adds and increasing productivity in HUBs.
In Financial Services, PagBank Cash-in surpassed R$50 billion in the second quarter of 2023, representing +59% growth on a year-on-year basis, which also drove an increase of our deposits on-platform by +25%. These figures show the strong client engagement of PagBank while optimizing our funding structure/costs. Our Credit Portfolio reached R$2.6 billion, with secured products surpassing 50% of our outstanding book loan with further downtrend in NPL over 90 days.
Over the next months, we will continue to heavily invest in our capabilities to enable our future growth. In Payments, we are going beyond cards acceptance and POS devices, delivering integrated software and a payments experience through omnichannel interface. In Financial Services, we aim to continue to achieve further developments in our credit cycle (onboarding, risk assessment, underwriting and collection) and delivering new financial products and services to diversify our revenue streams to merchants and consumers.
I remain extremely excited and confident about our mission to make the financial lives of businesses and consumers in Brazil easier.

Alexandre Magnani, Chief Executive Officer

Selected Capsule Income Statement Data* | Second Quarter 2023

R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Revenues and Income	3,826	3,911	-2%	3,750	2%
(-) Other Financial Income	(65)	(45)	45%	(65)	1%
(-) Transactions Costs	(1,414)	(1,414)	0%	(1,389)	2%
Net Take Rate	2,347	2,452	10%	2,296	2%
(-) Financial Expenses	(796)	(756)	5%	(813)	-2%
(-) Total Losses | CBK (+) ECL	(122)	(270)	-55%	(126)	-4%
(+) FX Expenses	9	9	-3%	17	-51%
Gross Profit	1,438	1,434	0%	1,374	5%
(-) Operating Expenses	(589)	(603)	-25%	(587)	0%
Adjusted EBITDA	849	831	2%	787	8%
Payments	850	898	-5%	719	18%
Financial Services	(1)	(67)	-99%	68	-101%
(-) POS Write-off	(65)	(93)	-30%	(62)	4%
(-) D&A	(310)	(276)	12%	(303)	2%
(+/-) Other Income (Expense), Net	56	36	57%	47	20%
EBT	531	498	7%	470	13%
(-) Income Tax and Social Contribution	(116)	(95)	22%	(78)	49%
Net Income | Non-GAAP	415	403	3%	392	6%
(-) Non-GAAP Effects	(30)	(36)	-17%	(22)	36%
Net Income | GAAP	385	367	5%	370	4%
Cash Earnings | Adj. EBITDA (-) CapEx	319	256	24%	379	-16%
EPS	R$ 1.18	R$ 1.10	7%	R$ 1.13	5%
* This selected capsule income statement data is presented only to facilitate a general overview of highlights of our financial performance for the periods indicated for informational purposes. For our complete Income Statement information, see our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, in our Form 6-K related to the Financial Statements, published on the date hereof.
1. Including Other Financial Income;
2. Total Losses: Chargebacks and Expected Credit Losses;
3. Adjusted EBITDA: EBITDA net of Financial Expenses.

Key Performance Indicators

	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Average Revenue per Active Client (ARPAC)
Payments | R$	2,022	1,593	27%	1,977	2%
Financial Services | R$	82	94	-13%	91	-10%
Efficiency Ratio	16.2%	20.8%	(4.6) p.p.	15.2%	0.9 p.p.
Credit Portfolio | R$ Billion	2.6	2.3	15%	2.7	4%
Deposits | R$ Billion	18.3	15.5	18%	18.6	-2%

Selected Capsule of Balance Sheet Data*

R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Assets	42,836	39,196	9%	43,192	-1%
Current Assets	36,898	33,955	9%	37,524	-2%
Cash & Financial Investments¹	2,846	2,239	27%	2,880	-1%
Account Receivables	33,440	31,025	8%	34,002	-2%
Others[2]	611	692	-12%	642	-5%
Non-Current Assets	5,939	5,241	13%	5,668	5%
Account Receivables	918	512	79%	803	14%
PP&E & Intangible Assets[3]	4,833	4,546	6%	4,706	3%
Others[4]	188	183	2%	159	18%
Liabilities and Equity	42,836	39,196	9%	43,192	-1%
Current Liabilities	25,890	24,681	5%	25,703	1%
Payables to Merchants[5]	8,374	8,278	1%	8,723	-4%
PagBank Accounts Balance	8,258	6,081	36%	7,925	4%
PagBank CDs and Others[6]	7,813	7,689	2%	7,522	4%
Borrowings	292	1,206	-76%	196	49%
Others[7]	1,153	1,426	-19%	1,338	-14%
Non-Current Liabilities	4,421	3,326	33%	5,281	-16%
PagBank CDs + Others[8]	2,219	1,735	28%	3,157	-30%
Others[9]	2,202	1,591	38%	2,125	4%
Equity[10]	12,526	11,189	12%	12,207	3%
* This selected capsule balance sheet data is presented only to facilitate a general overview of the highlights of our financial performance for the periods indicated for informational purposes. For our complete Balance Sheet information, see our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, in our Form 6-K related to the Financial Statements, published on the date hereof.
Balance Sheet Reconciliation
1. Cash & Cash Investments: Cash and Cash Equivalents + Financial Investments;
2. Others: Inventories + Taxes Recoverable + Other Receivables;
3. PP&E & Intangible Assets: Property and Equipment + Intangible Assets;
4. Others: Judicial Deposits + Prepaid Expenses + Deferred Income Tax and Social Contribution + Investments;
5. Payables to Third Parties: Payable to Third Parties – Checking Accounts;
6. CDs and Others: Current Deposits;
7. Others: Trade Payables + Payables to Related Parties + Derivative Financial Instruments + Salaries and Social Charges + Taxes and Contributions + Provision for Contingencies + Deferred Revenue + Other Liabilities
8. CDs + Others: Non-current Deposits;
9. Others: Deferred Income Tax and Social Contribution + Provision for Contingencies + Deferred Revenue + Other Liabilities;
10. Equity: Capital Reserve + Other Comprehensive Income + Equity Valuation Adjustments + Profit Retention Reserve + Treasury Shares.

Capital Markets¹

Key Operating Indicators in USD	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Market Cap | Billion	3.1	3.4	-9%	2.8	8%
Stock Price	9.44	10.24	-8%	8.57	10%
Book Value per Share	8.12	7.20	13%	7.43	9%

Key Operating Indicators in BRL	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Market Cap | Billion	14.7	15.9	-8%	14.3	2%
Stock Price	45.22	48.54	-7%	43.39	4%
Book Value per Share	38.89	34.13	14%	37.63	3%
1. As of June 30, 2023.

Operational Performance
Total Finance Volume (TFV)

R$ Billion	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Finance Volume (TFV)	220.4	174.7	26%	204.0	8%
Payments (TPV)	92.7	89.2	4%	88.1	5%
Financial Services (TBV)	127.7	85.5	49%	115.9	10%
Total Finance Volume (TFV), formerly known as PAGS TPV, totaled R$ 220 billion, an increase of +26% vs. 2Q22 due to the growth in Total Payment Volume and Total Banking Volume, mainly driven by the maturation of merchant cohorts’ and market share gains in key segments combined with the higher engagement in Financial Services.
Total Payment Volume (TPV), formerly known as PagSeguro TPV, totaled R$ 92.7 billion, an increase of +4% vs. 2Q22 mainly due to:
(i)larger share of wallet mainly driven by the cash conversion into electronic payments;
(ii)maturation of existing cohorts due to increasing productivity of our sales channels; and
(iii)market share gains in key segments boosted by HUBs execution exploring a larger addressable market;

Total Banking Volume (TBV), formerly known as PagBank TPV, totaled R$ 127.7 billion, an increase of +49% vs. 2Q22. This growth is mainly related to our clients’ higher engagement with digital bank features (such as PIX, bill payments, mobile top-up), cards’ spending and credit underwriting. The number of PIX transactions by PagBank clients accounted for approximately 9% of the total PIX transactions in Brazil. The increasing engagement of our clients reflects the results of our close-loop ecosystem: starting with cash-in, followed by investments options that unlock a credit card offer, encouraging new purchases by our clients.
PagBank Clients

# Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Clients	29.5	24.8	19%	28.7	3%
Active Clients	16.4	15.1	9%	16.3	1%
Consumers	10.2	8.5	21%	10.0	3%
Merchants	6.2	6.6	-7%	6.3	-2%
PagBank ended the quarter with 29.5 million clients, representing an increase of +19% vs. 2Q22, and Active Clients of 16.4 million, an increase of +9% vs. 2Q22. This increase is mainly related to higher penetration in the consumers segment which represents 62% of PagBank clients vs. 56% in 2Q22. This increase also reflects the release of new products by PagBank and best-in-class user experience. Moving forward, the company will pivot its strategy to client engagement and client focus rather than client growth.
Active Merchants

# Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total	6.8	7.5	-10%	6.9	-2%
Active Merchants ended the quarter with 6.8 million, a decrease of -10% vs. 2Q22. Since early 2022, the company has been adopting a more selective go-to-market strategy focusing on clients with better unit economics, higher activation ratio, and higher engagement with PagBank. Additionally, we have been improving our onboarding and risk assessment processes since early 2023 to reduce chargebacks and losses. The combination of these measures and the ongoing learning curve has been positively reflected in our lower Capital Expenditures to Total Revenue and Income (CapEx per Sales), improving our merchants’ gross adds in a healthier way and increasing client activation while lowering our chargebacks and losses.

Credit Portfolio

R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Credit Portfolio	2,609	2,275	15%	2,718	-4%
Working Capital	625	919	-32%	672	-7%
Credit Card	886	919	-4%	1,087	-19%
Payroll Loan + Others[1]	1,099	473	151%	958	15%
Provision for Losses	(816)	(754)	8%	(1,024)	-20%
Working Capital	(513)	(427)	20%	(520)	-1%
Credit Card	(288)	(321)	-10%	(495)	-42%
Payroll Loan + Others[1]	(14)	(7)	99%	(10)	40%
Credit Portfolio, net	1,794	1,521	18%	1,693	6%
Credit Portfolio reached R$ 2.6 billion in 2Q23, representing an increase of +15% vs. 2Q22. This increase was mostly driven by secured loan underwriting such as Payroll Loans, FGTS early prepayment and Secured Credit Card. Secured products reached 52% of share in the Credit Portfolio, resulting in a better-balanced portfolio.
Total Deposits

R$ Billion	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Deposits	18.3	15.5	18%	18.6	-2%
Average Percentage Yield (APY)[1]	73%	65%	8.0 p.p.	73%	0.0 p.p.
Accounts Balance	8.3	6.1	36%	7.9	4%
Average Percentage Yield (APY)[1]	73%	65%	8.0 p.p.	73%	0.0 p.p.
Merchant's Payment Account	0.8	0.8	-3%	0.7	15%
Account Balances	7.5	5.3	42%	7.3	3%
CDs + Others	10.0	9.4	7%	10.7	-6%
Average Percentage Yield (APY)[1]	112%	118%	(6.3) p.p.	109%	2.5 p.p.
Certificate of Deposits	8.3	7.0	18%	8.9	-7%
Interbank Deposits	1.8	2.2	-20%	1.8	0%
Corporate Securities	0.0	0.2	n.a.	0.0	n.a.
1. As % of CDI (Brazilian Interbank Rate).

Brazilian Interest Rate

Annual %	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
SELIC	13.75%	13.25%	0.5 p.p.	13.75%	0.0 p.p.
SELIC | Average	13.75%	12.46%	1.3 p.p.	13.75%	0.0 p.p.
CDI (Brazilian Interbank Rate)	13.65%	13.15%	0.5 p.p.	13.65%	0.0 p.p.
CDI | Average	13.65%	12.38%	1.3 p.p.	13.65%	0.0 p.p.
Total Deposits reached R$ 18.3 billion, representing an increase of +18% vs. 2Q22. This increase was driven by both the +36% y/y growth in Accounts Balance (following cash-in increase trends) and +7% y/y growth in CDs, which allowed the company to reduce the CDs distribution by third-party partners, balancing funding strategy, resulting in lower cost of funding, leading to the third consecutive quarter decrease in Financial Expenses.

Financial Performance
Total Revenue and Income

Selected Capsule | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Revenue and Income[1]	3,826	3,911	-2%	3,750	2%
Payments	3,575	3,606	-1%	3,449	4%
Financial Services[2]	243	344	-29%	331	-26%
Other Financial Income	65	45	45%	65	1%
1. Including Other Financial Income;
2. Including Float, intercompany revenue from Payments’ business unit.

Total Revenue and Income reached R$ 3,826 million in 2Q23, representing a decrease of -2% from R$ 3,911 million reported in 2Q22. The breakdown of Payments, Financial Services and Other Financial Income differs from Total Revenue and Income amount due to PagBank Float, which is an intercompany revenue from Merchant Acquiring funding, not accounted for Total Revenue and Income. Before 1Q23, Float from Accounts Balance was partially booked in Payments. Going forward, 100% of Float will be fully booked in Financial Services, similar to other financial institutions. The main differences will be:
(i)Total Revenue and Income: The mismatch between Total Revenue and Income and the managerial Total Revenue and Income’s breakdown in Payments, Financial Services and Other Financial Income increase given the intercompany Float no longer will offset a portion of the Financial Expenses. In 2Q23, intercompany Float amounted to R$ 57 million vs. R$ 84 million in 2Q22 and R$ 95 million in 1Q23.
(ii)Payments: No change in revenue except for an increase in Financial Expenses, since the share of such expenses offset by the Float usually booked in Payments will no longer occur. Consequently, Gross Profit and Adj. EBITDA will decrease.
(iii)Financial Services: An increase in Revenue since the Float will lead to a higher interest income. Consequently, Gross Profit and Adj. EBITDA will increase.
For more details about Float accounting reconciliation between Financial Services and Payments, please refer to page 15 below.

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Revenue and Income	3,826	3,911	-2%	3,750	2%
Transaction Activities and Other Services	2,166	2,256	-4%	2,151	1%
Financial Income	1,595	1,610	-1%	1,534	4%
Other Financial Income	65	45	45%	65	1%
Total Revenue and Income performance is explained below:
(i)Transaction Activities and Other Services in 2Q23 amounted to R$ 2,166 million, representing a decrease of -4% vs. 2Q22, mainly due to the focus on revenues with higher margins and higher share of larger merchants in Payments and the impact of the regulatory change on prepaid/debit cards that became effective on April 1, 2023 and the change in the mix of credit products towards secured products with lower yields and longer duration in Financial Services.
(ii)Financial Income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, reached R$ 1,595 million, representing a decrease of -1% vs. 2Q22, mainly due to the shorter duration of TPV of Credit Card installments
(iii)Other Financial Income reached R$ 65 million in 2Q23, an increase of +45%, mainly due to the increase in interest on Cash and Cash Equivalents plus Financial Investments due to the higher Brazilian Basic Interest Rate (SELIC) as compared to 2Q22.

Transaction Costs

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Transaction Costs	(1,414)	(1,414)	0%	(1,389)	2%
% Total Revenue and Income	37.0%	36.2%	0.8 p.p.	37.0%	(0.1) p.p.
Interchange and Card Scheme Fee	(1,357)	(1,365)	-1%	(1,338)	1%
Others	(57)	(49)	16%	(51)	13%
Transaction Costs reached R$ 1,414 million in 2Q23, representing no increase from the R$ 1,414 million reported in 2Q22. As a percentage of the Total Revenue and Income, Transaction Costs increased to 37% in 2Q23 vs. 36% in 2Q22, due to lower costs in connection with equipment maintenance and logistics, reflecting our strategy of being more selective regarding the addition of merchants.
The increase is mainly related to:
↑Interchange Fees and Card Scheme Fees paid to card issuers and networks totaled R$ 1,357 million in 2Q23, representing a decrease of -1% y/y, mainly driven by the adverse impact of the regulatory change on prepaid/debit cards that became effective on April 1, 2023, leading to a decrease in Transaction Costs Yield (as a % of TPV) to 1.46% from 1.52% calculated as an average over the last 5 quarters; and
↓Other Costs increase of +16% vs. 2Q22 mainly explained by better trends in merchants’ additions leading to higher logistics and maintenance costs.
Net Take Rate

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Net Take Rate	2,347	2,452	-4%	2,296	2%
TPV | R$ Billion	93	89	4%	88	5%
Net Take Rate | %	2.53%	2.75%	(0.22) p.p.	2.61%	(0.07) p.p.
Net Take Rate totaled R$ 2,347 in 2Q23, representing a decrease of -4% vs. 2Q22, mainly due to:
(i)Payments: higher share of larger merchants with lower take rates and shorter duration of TPV of Credit Card installments; and
(ii)Financial Services: the impact of the regulatory change on prepaid/debit cards that became effective on April 1, 2023, and the change in the mix of credit products towards secured products with lower yields and longer duration.
Financial Expenses

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Financial Expenses	(796)	(756)	5%	(813)	-2%
% Total Revenue and Income	20.8%	19.3%	1.47 p.p.	21.7%	(0.89) p.p.
Securitization of Receivables	(245)	(349)	-30%	(214)	15%
Certificates of Deposits | Accrued Interest	(550)	(406)	35%	(599)	-8%
Financial Expenses totaled R$ 796 million in 2Q23, representing an increase of +5% vs. 2Q22, explained by:
(i)Total Payment Volume growth; and
(ii)Additional expenses related to the Brazilian Basic Interest Rate (SELIC) hikes, partially offset by deposits growth, which helped to reduce company’s cost of funding.

Total Losses

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Losses	(122)	(270)	-55%	(126)	-4%
% Total Revenue and Income	3.18%	6.92%	(3.7) p.p.	3.37%	(0.2) p.p.
Chargebacks	(121)	(115)	5%	(85)	42%
% TPV	0.13%	0.13%	0.0 p.p.	0.10%	0.0 p.p.
Expected Credit Losses (ECL)	(1)	(155)	-100%	(41)	-99%
% Outstanding ECL / Credit Portfolio	0.02%	6.83%	(6.8) p.p.	1.51%	(1.5) p.p.
Total Losses reached R$ 122 million in 2Q23, representing a decrease of -55% vs. 2Q22. As a percentage of Total Revenues and Income, Total Losses decreased by -3.7 p.p. to 3.2% in 2Q23 vs. 6.9% in 2Q22. This decrease was mainly driven by the improved asset quality of our credit portfolio with increased exposure to secured products with negligible NPLs, demanding lower expected credit losses provisions. Furthermore, the ongoing improvement in know-your-client (KYC) processes, risk assessment and security resulted in lower chargebacks in Financial Services.
Gross Profit

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Gross Profit	1,438	1,434	0%	1,374	5%
% Total Revenue and Income	37,6%	36,7%	0,9 p,p,	36,7%	0,9 p,p,
Payments	1,327	1,364	-3%	1,196	11%
Financial Services	111	70	57%	179	-38%
Gross Profit totaled R$ 1,438 million in 2Q23, representing an increase of R$ 4 million from R$ 1,434 million reported in 2Q22. This increase is mainly related to TFV gains, successes stemming from repricing strategy in 2022 and diligent credit underwriting strategy more focused on secured products with longer durations and lower expected credit losses. This increase was partially offset by the higher average interest rate of the quarter vs. the same period of 2022, driving up financial expenses.
Operating Expenses

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Operating Expenses	(589)	(603)	-2%	(587)	0%
% Total Revenue and Income	15.4%	15.4%	(0.0) p.p.	15.7%	(0.26) p.p.
Personnel Expenses	(246)	(241)	2%	(253)	-3%
Marketing and Advertising	(129)	(167)	-23%	(118)	10%
Other (Expenses) Income, Net	(214)	(195)	10%	(216)	-1%

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Operating Expenses	(619)	(654)	-5%	(606)	2%
% Total Revenue and Income	16.2%	16.7%	(0.5) p.p.	16.2%	0.0 p.p.
Personnel Expenses	(276)	(292)	-6%	(272)	1%
Marketing and Advertising	(129)	(167)	-23%	(118)	10%
Other (Expenses) Income, Net	(214)	(195)	10%	(216)	-1%
Operating Expenses, on a Non-GAAP basis, which include Personnel Expenses, Marketing and Advertising and Other Expenses, totaled R$ 589 million, representing a decrease of -2% from R$ 603 million in 2Q22. As a percentage of Total Revenue and Income, Non-GAAP Operating Expenses represented 15.4% vs. 15.4% in 2Q22, showing PAGS ability to capture operating leverage. Operating Expenses, on a GAAP basis, totaled R$ 619 million. The increase is mainly related to:

↑Personnel Expenses reached R$ 246 million, representing an increase of +2% vs. 2Q22. As a percentage of Total Revenues and Income, non-GAAP Personnel Expenses were 6.4% in 2Q23, an increase of 20 bps from 6.2% reported in 2Q22.
When including non-GAAP Expenses of R$ 30 million, GAAP Personnel Expenses totaled R$ 276 million.
↓Marketing and Advertising totaled R$ 129 million in 2Q23, representing a decrease of -23% vs. 2Q22. As a percentage of Total Revenues and Income, Marketing and Advertising expenses decreased by 90 bps to 3.4% in 2Q23, from 4.3% in 2Q22. This decrease was mainly due to the Company's decision of being more selective in attracting new clients with better unit economics and LTV/CAC ratio; and
↓Other Expenses reached R$ 214 million in 2Q23, representing an increase of +10% from R$ 195 million reported in 2Q22, mainly driven by software licenses. As a percentage of Total Revenues and Income, Other Expenses were 5.6% in 2Q23, an increase of +60 bps from 5.0% reported in 2Q22.
Adjusted EBITDA, Capital Expenditures and Cash Earnings

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Adj. EBITDA	849	831	2%	787	8%
% Total Revenue and Income	22,2%	21,3%	0,9 p,p,	21,0%	1,2 p,p,
Payments	850	898	-5%	719	18%
Financial Services	(1)	(67)	-99%	68	n.a.
Capital Expenditures (CapEx)	530	575	-8%	408	30%
Cash Earnings | Adj. EBITDA (-) CapEx	319	256	24%	379	-16%
Adjusted EBITDA amounted to R$ 849 million in 2Q23, representing an increase of +2% vs. 2Q22, reflecting the disciplined management of expenses, leading to higher margins in comparison to 2Q22 and 1Q23.
Capital Expenditures amounted to R$ 530 million in 2Q23, representing a decrease of -8% vs. 2Q22, reflecting our diligent strategy related to merchants’ acquisition and investments in PagBank new products development.
Cash Earnings | Adjusted EBITDA (-) CapEx amounted to R$ 319 million in 2Q23 from R$ 256 million reported in 2Q22, driven by our diligent purchases of POS and technology investments, in addition to improved POS recovery processes and cash generation.
Depreciation and Amortization

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Depreciation and Amortization	(310)	(276)	12%	(303)	2%
% Total Revenue and Income	8.1%	7.1%	1.0 p.p.	8.1%	0.0 p.p.

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Depreciation and Amortization	(326)	(281)	16%	(317)	3%
% Total Revenue and Income	8.5%	7.2%	1.3 p.p.	8.5%	0.0 p.p.
Depreciation and Amortization reached R$ 310 million, representing an increase of +12%, from R$ 276 million in 2Q22. Depreciation and amortization expenses consist mainly of: (i) the depreciation of POS devices, and (ii) the amortization of research and development (R&D) investments, mainly related to software and technology developments for the business. These investments related to R&D allow the company to defer its tax liability through “Lei do Bem” (Technological Innovation Law).
These amounts exclude:
(1)M&A Expenses related to the amortization of fair value assets acquired as well as expenses for external consulting, accounting, and legal services in the amount of R$ 4.6 million in 2Q23; and
(2)Capitalized Expenses related to platforms development in the amount of R$ 11.4 million.
Including Non-GAAP expenses mentioned above, Depreciation and Amortization totaled R$ 326 million in the quarter, up +16% when compared to the R$ 281 million reported in 2Q22.

POS Write-off

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
POS Write-off	(65)	(93)	n.a.	(62)	4%
% Total Revenue and Income	1.7%	2.4%	(0,7) p.p.	1.7%	0.0 p.p.
In September 2019, we changed our business model from selling POS devices to a subscription model to follow the industry’s best standards and to improve the merchant’s user experience in terms of:
▪POS delivery for new merchants; and
▪POS maintenance and replacement for existing merchants.
At that time, we strategically prepared for the launch of our HUBs strategy to have the best SLAs in the market, providing a superior value proposition to focus not only on pricing (POS, MDR and prepayment) fee itself.
Between 2020 and 2021, the COVID-19 pandemic changed merchants’ transaction profile into the PAGS ecosystem, adding more complexity to understanding merchants’ engagement and activity levels. Now we have a better understanding of merchants’ activity, and we started to write-off POS devices beginning in the 2Q22. In 2Q23, this value amounted to R$ 65 million vs. R$ 93 million in 2Q22.
Earnings Before Tax

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Earnings before Tax	531	498	7%	470	13%
% Total Revenue and Income	13.9%	12.7%	1.1 p.p.	12.5%	1.4 p.p.
Earnings before Tax amounted to R$ 531 million in 2Q23, representing an increase of +7% vs. 2Q22, reflecting our business growth in Payments and Financial Services, lower losses and operational efficiencies partially offset by higher Financial Expenses, Depreciation and Amortization, and POS Write-off.
Income Tax and Social Contribution Reconciliation

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Profit for the period before Tax	485	443	10%	436	11%
Statutory Rate	34,0%	34,0%	0,0 p,p,	34,0%	0,0 p,p,
Expected Income Tax and Social Contribution	(165)	(151)	10%	(148)	11%
Income Tax and Social contribution effect on:
R&D and Tech Innovation Benefit - Law 11,196/05 (i)	49	59	-17%	52	-5%
Taxation of Income abroad (ii)	24	29	-16%	31	-22%
Other	(8)	(13)	-36%	(0)	2456%
Income Tax and Social Contribution Expenses	(100)	(76)	32%	(66)	51%
Effective Tax Rate	20,6%	17,1%	3,5 p,p,	15,2%	5,5 p,p,
Income Tax and Social Contribution – Current	(42)	1	n.a.	(18)	134%
Income Tax and Social Contribution – Deferred	(58)	(76)	-24%	(48)	20%
(i) Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro group on specific intangible assets, see Note 13 in our Form 6-K related to the Financial Statements, published on the date hereof.
(ii) Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Income Tax and Social Contribution amounted to an expense of R$ 100 million in 2Q23, an increase of +32% versus 2Q22. Effective Tax Rate (ETR) increased by +350 bps to 21% in 2Q23 from 17% in 2Q22. In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate was mainly related to:
(i)Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary; and
(ii)Taxation of Income abroad. Certain entities or investment funds adopt different taxation regimes in accordance with the applicable rules in their respective jurisdictions.

Net Income

R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Net Income | Non-GAAP	415	403	3%	392	6%
% Total Revenue and Income	10.9%	10.3%	0.5 p.p.	10.5%	0.4 p.p.
Non-GAAP Effects	(30)	(36)	-17%	(22)	36%
Net Income | GAAP	385	367	5%	370	4%
% Total Revenue and Income	10.1%	9.4%	0.7 p.p.	9.9%	0.2 p.p.
Net Income for the quarter amounted to R$ 415 million in non-GAAP basis, representing an increase of +3%, from R$ 403 million reported in 2Q22.
Including Non-GAAP expenses of R$ 30 million, Net Income in GAAP basis totaled R$ 385 million in the quarter, representing an increase of +5% when compared to R$ 367 million reported in 2Q22, benefited by the items listed above and lower volume in share-based compensation.
Adjusted EBITDA and Non-GAAP Net Income Reconciliation

R$ Million	2Q22	3Q22	4Q22	1Q23	2Q23
Net Income | GAAP	367	380	408	370	385
(+) Income Tax and Social Contribution	76	45	67	66	100
(+) LTIP Expenses[2]	51	43	(42)	19	30
(+) POS Write-off	93	41	66	62	65
(+) Depreciation and Amortization	281	294	307	317	326
(-) Other Financial Income	(45)	(46)	(43)	(65)	(65)
(+) M&A Expenses[3]	0	0	0	0	0
(+) FX Expenses	9	12	15	17	9
(+) PagPhone net realizable value reversal[1]	0	(53)	0	0	0
(-) Software's disposals[2]	0	29	11	0	0
(-) Boleto Flex impairment[2]	0	13	0	0	0
(-) Agreement with POS supplier[2]	0	10	0	0	0
Adjusted EBITDA	831	770	788	787	849

R$ Million	2Q22	3Q22	4Q22	1Q23	2Q23
Net Income | GAAP	367	380	408	370	385
(+) LTIP Expenses[2]	51	43	(42)	19	30
(+) M&A Expenses[3]	5	5	5	5	5
(+) Income Tax and Social Contribution	(19)	(16)	(2)	(11)	(16)
(+) PagPhone net realizable value reversal[1]	0	(35)	0	0	0
(-) Software's disposals[2]	0	19	11	0	0
(-) Boleto Flex impairment[2]	0	8	0	0	0
(-) Agreement with POS supplier[2]	0	7	0	0	0
(+) Capitalized Expenses of platforms development	0	0	32	10	11
Net Income | Non-GAAP	403	411	411	392	415
Total Costs and Expenses | Non-GAAP are booked in:
1. Transaction Costs;
2. Operating Expenses;
3. Depreciation and Amortization.

Managerial Float Reconciliation1

R$ million	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Total Revenue and Income	3,427.0	3,910.6	4,035.4	3,962.0	3,749.7	3,825.9
As previously reported
Payments	3,125.2	3,605.7	3,712.4	3,654.2	3,449.2	3,577.0
Financial Services	304.6	314.5	339.4	329.0	297.8	209.7
Other Financial Income	41.6	44.8	46.1	43.3	64.5	64.9
Float	(44.3)	(54.3)	(62.5)	(64.5)	(61.8)	(25.6)
Current classification
Payments	3,125.2	3,605.7	3,712.4	3,654.2	3,449.2	3,575.4
Financial Services	332.6	343.8	375.8	361.8	330.6	243.0
Other Financial Income	41.6	44.8	46.1	43.3	64.5	64.9
Float	(72.3)	(83.6)	(98.8)	(97.3)	(94.6)	(57.5)
Gross Profit	1,225.2	1,434.3	1,384.3	1,408.9	1,374.4	1,438.0
As previously reported
Payments	1,205.2	1,393.2	1,308.1	1,278.2	1,227.7	1,361.2
Financial Services	20.0	41.2	76.2	130.8	146.6	76.8
Current classification
Payments	1,177.2	1,363.9	1,271.7	1,245.4	1,195.6	1,327.2
Financial Services	47.9	70.5	112.5	163.6	178.7	110.7
Adj. EBITDA	664.8	831.0	769.6	787.6	787.3	848.9
As previously reported
Payments	769.2	926.8	868.3	808.8	751.2	883.5
Financial Services	(104.4)	(95.8)	(98.6)	(21.2)	36.1	(34.6)
Current classification
Payments	741.2	897.5	831.9	776.0	719.1	849.6
Financial Services	(76.4)	(66.5)	(62.3)	11.6	68.2	(0.7)
1. The observed increase in Financial Services revenues and decrease in Gross Profit/EBITDA in Payments is attributed to the revised float allocation: R$33M in 1Q23, R$33M in 4Q22 and R$28M in 1Q22.

Cash Flow Analysis

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Earnings before Income Taxes	485	443	10%	436	11%
Expenses (Revenues) not affecting Cash	602	1,032	-42%	706	-15%
Net Cash provided by (used in) Operating Activities	464	231	101%	399	16%
Net Cash provided by (used in) Investing Activities	(553)	(509)	9%	(562)	-2%
Net Cash provided by (used in) Financing Activities	(3)	(13)	n.a.	150	n.a.
Increase (Decrease) in Cash and Cash Equivalents	(92)	(291)	-68%	(13)	612%
Cash and Cash Equivalents at the beginning of the Period	1,816	1,483	22%	1,829	-1%
Cash and Cash Equivalents at the end of the Period	1,724	1,192	45%	1,816	-5%
Cash and Cash Equivalents at the beginning of 2Q23 amounted to R$ 1,816 million and ended the period amounted to R$ 1,724 million, representing a decrease of R$ 92 million. Earnings before Income Taxes in 2Q23 was R$ 485 million, +10% vs. 2Q22.
The Revenues, Income and Expenses which did not affect our cash flows, totaled an amount of R$ 602 million in 2Q23. This decrease is mainly explained by:
▪Decrease in Total losses, mainly related to better fraud prevention actions related to Total Payment Value and more detailed credit analysis for PagBank Credit operations, both totaling R$ 122 million, a decrease of 55% vs 2Q22;
▪Increase in Depreciation and Amortization amounted to R$ 326 million, representing an increase of +16% vs. 2Q22;
▪Decrease in the Interest accrued from Financial Assets and Liabilities totaling R$ 59 million vs. R$ 336 million in 2Q22, reflecting the most favorable funding sources used.
▪Decrease in Disposal of Property, Equipment, and Intangible Assets, mainly explained by the write-offs of POS devices totaling R$ 68 million during 2Q23 vs R$ 103 million in 2Q22.
Net Cash provided by (used in) | Operating Activities

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Net Cash provided by (used in) Operating Activities	464	231	101%	399	16%
Earnings before Income Taxes	485	443	10%	436	11%
Expenses (Revenues) not affecting Cash	602	1,032	-42%	706	-15%
Changes in Operating Assets and Liabilities	(1,088)	(2,089)	-48%	(1,280)	-15%
Income Tax and Social Contribution paid	(47)	(40)	18%	(12)	283%
Interest Income received	511	885	-42%	549	-7%
Net Cash provided in Operating Activities in 2Q23 totaled R$ 464 million, representing an increase of 101% vs. 2Q22.
The adjustments for changes in Operating Assets and Liabilities amounted to negative cash flow of R$ 1,088 million in 2Q23, mainly due to:
▪Accounts receivable, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of Transaction Costs and Financial Expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts Receivable item of Current Assets and Non-current Assets on our Balance Sheet (R$ 34,359 million at June 30, 2023 compared to R$ 34,805 million at March 31, 2023) excluding Interest Income Received in cash and total losses, which are presented separately in the statement of Cash Flows. Accounts Receivable represented a negative cash flow of R$ 668 million in the three months ended June 30, 2023;
▪Payables to third parties, which is presented net of Revenue from Transaction Activities and Financial Income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to Third Parties item of Current Liabilities on our Balance Sheet (R$ 16,759 million as of June 30, 2023 compared to R$ 16,741 million as at March 31, 2023). Payables to Third Parties represented a positive cash flow of R$ 22 in the second three months ended June 30, 2023;

▪Receivables from (Payables to) related Parties, consists of the difference between the opening and closing balances of the Payables to related Parties excluding Interest Paid, which are presented separately in the statement of Cash Flows (R$ 213 million as at June 30, 2023 compared to R$ 521 million as at March 31, 2023). Receivables from (Payables to) related Parties represented negative cash flow of R$ 332 million in the three months ended June 30, 2023;
▪Salaries and Social Charges consist of the amounts that were recorded on our Statement of Income, but which remained unpaid at the end of the period. This item represented positive cash flow of R$ 71 million in the three months ended June 30, 2023.
▪Trade Payables item consists of the difference between the opening and closing balances of trade payables (R$ 465 million on June 30, 2023, compared to R$ 437 million on March 31, 2023). Trade payables represented a positive cash flow of R$ 27 million in the three months ended June 30, 2023.
▪Taxes and contributions item consists of sales taxes (ISS. ICMS. PIS and COFINS). This item represented a negative cash flow of R$ 25 million in the three months ended June 30, 2023
▪Financial Investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a negative cash flow of R$ 10 million in the three months ended June 30, 2023.
▪Taxes Recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented a positive cash flow of R$ 61 million in the three months ended June 30, 2023.
▪Deposits consists of issued certificates of deposit excluding interest income paid to, which are presented separately in the statement of cash flows. This item represented a negative cash flow of R$ 220 million in the three months ended June 30, 2023.
▪We paid Income tax and social contribution in cash totaling R$ 47 million;
▪Interest Income received, net consisted of interest recorded under Accounts Receivable (monthly), which related to fees charged from merchants, considering the Brazilian monthly Interest Rate over PAGS Accounts Receivable and interest paid related to our deposits. Interest Income amounted to R$ 511 million.
Net Cash provided by (used in) | Investing Activities

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Net Cash provided by (used in) Investing Activities	(553)	(509)	9%	(562)	-2%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	0	n.a.
Capital Expenditures	(530)	(575)	-8%	(408)	30%
% Total Revenue and Income	-13,9%	-14,7%	(0,1) p.p.	-10,9%	(3,0) p.p.
Purchases of Property and Equipment	(277)	(341)	-19%	(149)	87%
Purchases and Development of Intangible Assets	(253)	(234)	8%	(260)	-3%
Acquisition of Financial Investments	(22)	66	n.a.	(154)	-85%
Redemption of Financial Investments	0	0	n.a.	0	n.a.
Net Cash used in Investing Activities in 2Q23, totaled R$ 553 million, representing an increase of 9% vs. 2Q22, mainly due to:
•Purchases of Property and Equipment of R$ 277 million, representing a decrease of 19% y/y, mainly related to less POS device purchases.
•Purchases and Development of Intangible Assets of R$ 253 million, representing an increase of 8% y/y, in connection with purchases of third-party software and salaries and other amounts that we invested to develop software and technology internally, which we capitalize as intangible assets.
•Acquisition (redemption) of Financial Investments, which negatively impacted cash flows in the total amount of R$ 22 million.

Net Cash provided by (used in) | Financing Activities

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Net Cash provided by (used in) Financing Activities	(3)	(13)	-76%	150	n.a.
Payment of Borrowings	0	0	n.a.	0	n.a.
Proceeds from Borrowings	100	0	n.a.	200	-50%
Payment of Borrowings Interest	0	(7)	n.a.	0	n.a.
Payment of Leases	(5)	(6)	-16%	(4)	12%
Acquisition of Treasury Shares	(98)	0	n.a.	(45)	117%
Capital Increase by non-controlling Shareholders	0	0	n.a.	0	n.a.
Net Cash used in Financing Activities in 2Q23, totaled a negative cash flow of R$ 3 million, vs. a negative cash flow of R$ 13 million in 2Q22, mainly related to the Proceeds from Borrowings in the amount of R$ 100 million and acquisitions of treasury shares in the amount of R$ 98 million.

Appendix
Balance Sheet

R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Assets	42,836	39,196	9%	43,192	-1%
Current Assets	36,898	33,955	9%	37,524	-2%
Cash and Cash Equivalents	1,724	1,192	45%	1,816	-5%
Financial Investments	1,122	1,047	7%	1,064	6%
Accounts Receivable	33,440	31,025	8%	34,002	-2%
Derivative Financial Instruments	0	4	n.a.	0	n.a.
Receivables from Related Parties	2	0	n.a.	0	n.a.
Inventories	33	48	-32%	22	52%
Taxes Recoverable	421	440	-4%	448	-6%
Other Receivables	155	199	-22%	172	-10%
Non-Current Assets	5,939	5,241	13%	5,668	5%
Judicial Deposits	50	41	21%	44	12%
Accounts Receivable	918	512	79%	803	14%
Receivables from related parties	13	0	n.a.	0	n.a.
Other receivables	25	24	3%	11	129%
Deferred Income Tax and Social Contribution	98	103	-5%	102	-4%
Investment	2	15	-88%	2	3%
Property and Equipment	2,474	2,647	-7%	2,438	1%
Intangible Assets	2,359	1,899	24%	2,268	4%
Liabilities and Equity	42,836	39,196	9%	43,192	-1%
Current Liabilities	25,890	24,681	5%	25,703	1%
Payables to Third Parties	16,632	14,359	16%	16,648	0%
Trade Payables	465	507	-8%	437	6%
Payables to Related Parties	74	270	-73%	360	-79%
Borrowings	292	1,206	-76%	196	49%
Derivative Financial Instruments	33	143	-77%	26	24%
Deposits	7,813	7,689	2%	7,522	4%
Salaries and Social Charges	276	251	10%	205	35%
Taxes and Contributions	83	53	57%	100	-17%
Provision for Contingencies	62	33	87%	55	13%
Deferred Revenue	125	138	-9%	125	0%
Other Liabilities	34	30	15%	29	18%
Non-Current Liabilities	4,421	3,326	33%	5,281	-16%
Payables to Third Parties	127	0	n.a.	94	36%
Deferred Income Tax and Social Contribution	1,666	1,483	12%	1,614	3%
Provision for Contingencies	7	14	-51%	15	-54%
Deposits	2,219	1,735	28%	3,157	-30%
Deferred Revenue	18	20	-10%	18	0%
Payables to related parties	155	0	n.a.	161	-4%
Other Liabilities	229	74	208%	224	2%
Equity	12,526	11,189	12%	12,207	3%
Share Capital	0.03	0.03	0%	0.03	0%
Capital Reserve	6,062	6,054	0%	6,029	1%
Retained earnings	6,992	5,449	28%	6,607	6%
Treasury Shares	(506)	(280)	80%	(407)	24%
Other Comprehensive Income	(1)	(12)	-91%	0	n.a.
Equity Valuation Adjustments	(22)	(22)	0%	(22)	0%

Income Statement | Second Quarter 2023

Non-GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Total Revenues and Income	3,826	3,911	-2%	3,750	2%
Transaction Activities and Other Services	2,166	2,256	-4%	2,151	1%
Financial Income	1,595	1,610	-1%	1,534	4%
Other Financial Income	65	45	45%	65	1%
Total Costs and Expenses	(3,295)	(3,413)	-3%	(3,280)	0%
Cost of Sales and Services	(1,923)	(1,896)	1%	(1,923)	0%
Selling Expenses	(320)	(499)	-36%	(316)	1%
Administrative Expenses	(162)	(153)	6%	(145)	11%
Financial Expenses	(796)	(756)	5%	(813)	-2%
Other Expenses, Net	(94)	(109)	-14%	(82)	15%
Income Tax and Social Contribution	(116)	(95)	22%	(78)	49%
Current income tax and social contribution	(42)	1	n.a.	(18)	134%
Deferred income tax and social contribution	(73)	(95)	-23%	(60)	23%
Net Income | Non-GAAP	415	403	3%	392	6%
Non-GAAP effects	(30)	(36)	-17%	(22)	36%
Net Income | GAAP	385	367	5%	370	4%
Total Cost and Expenses explained by function
Total Costs and Expenses amounted to R$ 3,295 million in the 2Q23, representing a decrease of -3% from R$ 3,413 million recorded in the 2Q22.
On a GAAP basis, including LTIP Expenses of R$ 30 million, M&A expenses in the amount of R$ 4.6 million; and Capitalized expenses related to platforms development in the amount of R$ 11,4 million, Total Costs and Expenses amounted to R$ 3,341 million, representing a decrease of -4% in comparison to the amount of R$ 3,468 million presented in 2Q22.
The increase is mainly related to:
↓Cost of Sales and Services reached R$ 1,923 million in the 2Q23, representing an increase of +1% from R$ 1,896 million reported in the 2Q22, mainly due to TPV growth, leading to higher Interchange and Card scheme fees and higher Depreciation of the POS devices.
When including non-GAAP related to LTIP Costs, Cost of services reached R$ 1,926 million, representing an increase of +1%, from R$ 1,900 million reported in 2Q22.
↓Selling Expenses totaled R$ 320 million, representing a decrease of -36% from R$ 499 million reported in the same period of 2022, mainly driven by lower losses and disciplined management of Personnel and Marketing expenses.
↑Administrative Expenses reached R$ 162 million, representing an increase of +6% from R$ 153 million presented in 2Q22, mainly driven by the non-recurrent expenses related to the headcount resizing implemented in 2Q23.
↑Financial Expenses totaled R$ 796 million in 2Q23, representing an increase of +5% vs. 2Q22 mainly due to the higher average Brazilian Interest Rate (SELIC) in the period.
↓Other Expenses, net reached R$ 94 million in 2Q23, representing a decrease of -14% from expenses of R$ 109 million reported in 2Q22. This decrease is mainly driven by POS write-off during the period.

Basic and Diluted EPS | Second Quarter 2023

Earnings Per Share Reconciliation	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Net Income attributable to:
Owners of the Company | R$ Million	385	367	5%	370	4%
Non-controlling interests | R$ Million	-	-	-	-	-
Weighted avg number of Outstanding Common Shares | # Million	324	332	-2%	325	0%
Weighted avg number of common shares diluted | # Million	325	333	-2%	328	-1%
Basic Earnings per common share | R$	1.1904	1.1059	8%	1.1388	5%
Diluted Earnings per common share | R$	1.1832	1.1012	7%	1.1290	5%
Cash Flow

GAAP | R$ Million	2Q23	2Q22	Var. y/y	1Q23	Var. q/q
Earnings before Income Taxes	485	443	10%	436	11%
Expenses (Revenues) not affecting Cash	602	1,032	-42%	706	-15%
Depreciation and Amortization	326	281	16%	317	3%
Chargebacks	122	270	-55%	126	-4%
Accrual of Provision for Contingencies	4	5	-20%	10	-62%
Reversal of Taxes and Contributions	0	0	n.a.	0	n.a.
Share based Long Term Incentive Plan (LTIP)	33	40	-18%	40	-18%
Loss on Disposal of Property, Equipment and Intangible Assets	68	103	-34%	63	7%
Financial Instruments	(9)	0	n.a.	(2)	482%
Interest accrued	59	336	n.a.	150	-61%
Other Financial Cost, Net	0	(3)	n.a.	1	-43%
Changes in Operating Assets and Liabilities	(1,088)	(2,089)	-48%	(1,280)	-15%
Account Receivables	(668)	(6,775)	-90%	1,110	n.a.
Financial Investments (Mandatory Guarantee)	(10)	48	n.a.	223	n.a.
Inventories	(11)	1	n.a.	(8)	34%
Taxes Recoverable	61	38	62%	(14)	n.a.
Other Receivables	(6)	30	n.a.	21	n.a.
Deferred Revenue	(0)	(7)	-95%	(0)	-9%
Other Payables	9	(0)	n.a.	(2)	n.a.
Payables to Third Parties	22	989	-98%	(1,336)	n.a.
Trade Payables	27	(52)	n.a.	(13)	n.a.
Receivables from (Payables to) Related Parties	(332)	(19)	1668%	(75)	343%
Deposits	(220)	3,580	n.a.	(1,095)	-80%
Salaries and Social Charges	71	68	4%	(88)	n.a.
Taxes and Contributions	(25)	11	n.a.	1	n.a.
Provision for Contingencies	(6)	(2)	203%	(4)	61%
Income Tax and Social Contribution paid	(47)	(40)	18%	(12)	283%
Interest Income received	511	885	-42%	549	-7%
Net Cash provided by (used in) Operating Activities	464	231	101%	399	16%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	0	n.a.
Purchases of Property and Equipment	(277)	(341)	-19%	(149)	87%
Purchases and Development of Intangible Assets	(253)	(234)	8%	(260)	-3%
Acquisition of Financial Investments	(22)	66	n.a.	(154)	-85%
Redemption of Financial Investments	0	0	n.a.	0	n.a.
Net Cash provided by (used in) Investing Activities	(553)	(509)	9%	(562)	-2%
Payment of Borrowings	0	0	n.a.	0	n.a.
Proceeds from Borrowings	100	0	n.a.	200	-50%
Payment of Borrowings Interest	0	(7)	n.a.	0	n.a.
Payment of Leases	(5)	(6)	-16%	(4)	12%
Acquisition of Treasury Shares	(98)	0	n.a.	(45)	117%
Capital Increase by non-controlling Shareholders	0	0	n.a.	0	n.a.
Net Cash provided by (used in) Financing Activities	(3)	(13)	n.a.	150	n.a.
Increase (Decrease) in Cash and Cash Equivalents	(92)	(291)	-68%	(13)	612%
Cash and Cash Equivalents at the beginning of the Period	1,816	1,483	22%	1,829	-1%
Cash and Cash Equivalents at the end of the Period	1,724	1,192	45%	1,816	-5%

Glossary
Active Merchants: At least one transaction in the last twelve months.
Adj. EBITDA: GAAP Net Income + Income Tax and Social Contribution – Other Financial Income + POS Write-off + Depreciation and Amortization + FX Expenses + M&A Expenses + LTIP Expenses. Please see the Supplemental Information for a reconciliation of this adjusted financial measure.
ARPAC: Sum of LTM revenues / Average of active clients over the last 5 quarters.
Cash-in: Wire transfers + PIX transfers
Gross Margin: Gross Profit / Total Revenue and Income
Gross Profit
•Payments: (MDR Revenue + Prepayment Revenue) – (Transaction Costs + Card Scheme Fee + Financial Expenses + Total Losses).
•Financial Services: (Net Interest Income + Revenue form Services) – Provision for Losses.
Gross Take Rate
•Payments: (Net Revenue from Transaction Activities and Other Services + Financial Income) / TPV. Excluding revenues and costs originated by membership fees.
•Financial Services: (Net Interest Income + Revenue form Services) / Monetizable TBV.
Net Margin: Net Income / Total Revenue and Income
Net Take Rate
•Payments: (Net Revenue from Transaction Activities and Other Services + Financial Income - Transaction Costs) / TPV. Excluding revenues and costs originated by membership fees.
•Financial Services: (Net Interest Income + Revenue form Services - Transaction Costs) / Monetizable TBV.
PagBank Clients: Number of bank accounts registered at Brazilian Central Bank.
PagBank Active Clients: Active clients using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
Total Expected Credit Losses (ECL): ECL does not exclude provision over 360 days.
Total Finance Volume (TFV): Total Payment Volume (TPV) + Total Banking Volume (TBV).
•Total Payment Volume (TPV): includes the amounts of payments successfully processed through our payments´ ecosystem for new clients that are under zero MDR promotion and volumes that generates any type of revenues (MDR, fees, prepayment) and net of payment reversals.
•Total Banking Volume (TBV): includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to third-party, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, credit underwriting, Super App and GMV.
Total Revenue and Income: includes by Payments and Financial Services units and Other Financial Income
•Revenue from Payments: includes Merchants Discount Rates (MDR) and prepayment fees net of payment reversals.
•Revenue from Financial Services: includes cards’ interchange fees, interest income from the outstanding credit portfolio and float, and fees from other services.
•Other Financial Income: includes interest accrued on Cash and Cash Equivalents plus Financial Investments.

Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, which may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP Expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A Expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Non-recurring Effects: This consists of one-time effects related to PagPhone sales, PagPhone inventory provisions, tax impairment, software disposals and development. We exclude non-recurring effects from our non-GAAP measures primarily because such items are non-recurring and do not correlate to the operation of our business.
Income Tax and Social Contribution on LTIP Expenses, M&A Expenses and Non-Recurring Adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and non-recurring adjustments mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Income Tax and Social Contribution Reconciliation,” and “Adjusted EBITDA and Non-GAAP Net Income Reconciliation” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Earnings Webcast
PagSeguro Digital Ltd. (NYSE:PAGS) will host a conference call and earnings webcast on August 24, 2023, at 5:00 pm ET.
Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 3181-8565 or +55 (11) 4210-1803.
Dial–in (US and other countries): +1 (412) 717-9627 | +1 (844) 204-8942
Password: PagSeguro Digital
Webcast: https://choruscall.com.br/pagseguro/2q23.htm
Contacts:
Investor Relations:
ir@pagseguro.com
investors.pagseguro.com
Media Press:
+55 (11) 992-350-009
pagbankpagseguro@xcom.net.br
Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2023

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer